UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Washington, D.C. 20549	Expires: August 31, 2015
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FORM 12b-25
SEC FILE NUMBER
0-11050
NOTIFICATION OF LATE FILING
CUSIP NUMBER
28660X109

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I -- REGISTRANT INFORMATION

ELITE DATA SERVICES, INC.

Full Name of Registrant

4447 N. Central Expressway, Suite 110-135

Dallas, TX 75205

Address of Principal Executive Office (Street and Number)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form  N-CSR, or portion thereof, will be filed  on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the  prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The compilation, dissemination and review of the information required to be presented in the Form 10-K for the period ending December 31, 2014 could not be completed and filed by March 31, 2015, without undue hardship and expense to the registrant. The registrant anticipates that it will file its Form 10-K for the period ended December 31, 2014 within the “grace” period provided by Securities Exchange Act Rule 12b-25.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Charles Rimlinger	972	885-3981
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

2

ELITE DATA SERVICES, INC.

(Name of Registrant as Specified in Charter)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2015	By:	/s/ Charles Rimlinger
Charles Rimlinger Chief Executive Officer